IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                Anthony Wilson
Vice President and General Counsel           Senior Counsel
Allegheny Energy, Inc.                               Allegheny Energy Service Corporation
10435 Downsville Pike                              10435 Downsville Pike
Hagerstown, MD 21740                             Hagerstown, MD 21740

On December 31, 2001, the Securities and Exchange Commission (SEC) issued an order in this proceeding, Release No. 35-27486 in File No. 70-9897 (the Order) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the Company) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the Act) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2002 through September 30, 2002 ("the current period").

In the third quarter of 2002, after identifying miscalculations in business segment information included in its second quarter Form 10-Q, the Company initiated a comprehensive review of prior period financial statements and reports and subsequently identified additional errors.  This comprehensive review has not been completed and as a result the financial information required by this report cannot be filed within the prescribed time period.  The Company continues to work with its independent accountants to conclude this comprehensive review, and it will file the relevant information as soon as practicable after the filing of its Annual Report on Form 10-K for the year ended December 31, 2002.

a).  Computation under Rule 53 (a) setting forth the Company's consolidated retained earnings and aggregate investment in all Electric Wholesale Generators (EWG's) and Foreign Utility Companies (FUCOS):

(Thousands)	September 30, 2002

Investment in EWG's and FUCOS	$ [not available]
Consolidated retained earnings (four quarter average)	$ [not available]

Ratio of aggregate investment to consolidated retained earnings	[not available]

b.)  Breakdown showing the Company's aggregate investment in each individual EWG/FUCO project covered by the Order:

(Thousands)	September 30, 2002

Envirotech	$ [not available]
LAEEP I, LP*	[not available]
Fondelec	[not available]
AE Supply Gleason Generating Facility, LLC	[not available]
AE Supply Wheatland Generating Facility, LLC	[not available]
AE Supply Lincoln Generating Facility, LLC	[not available]
Allegheny Energy Hunlock Creek, LLC	[not available]
Total Investments in EWG's/FUCOs**	$ [not available]

c.)  The consolidated capitalization ratio of the Company at the end of the current period:

(Thousands)	September 30, 2002

Common equity	$ [not available]	[not available]
Preferred stock	[not available]	[not available]
Minority interest	[not available]	[not available]
Long-term and short-term debt	[not available]	[not available]

Total Capitalization	$ [not available]	[not available]

d.)  The market-to-book ratio of the Company's common stock at September 30, 2002 was $ [not available].

e.)  New investments or commitments to invest in new EWG/FUCO projects during the current period was :

Amount Invested

There were no new investments in EWG's/FUCO's .	$ [not available]

f.)  Analysis of growth in consolidated retained earnings, segregating total earnings growth of EWGs and FUCOs from that attributable to "Other Subsidiaries" for the current period:

(Thousands)	Allegheny Energy, Inc.	EWG's And FUCO's*

Retained earnings at July 1, 2002	$ [not available]	$ [not available]
Net income/ (loss)	[not available]	[not available]
Dividend declared	[not available]	[not available]
Retained Earnings at September 30, 2002	$ [not available]	$ [not available

*Amounts do not include earnings of FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

As defined in the Order, "Other Subsidiaries" refers the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as "Utility Subsidiaries." The Operating Companies, dba Allegheny Power include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power).

g.)  Statement of revenues and net income for each EWG and FUCO for the twelve months ending September 30, 2002:

(Thousands)	Revenue*	Income
Allegheny Energy Hunlock Creek, LLC	$ [not available]	$ [not available]
AE Supply Gleason Generating Facility, LLC	[not available]	[not available]
AE Supply Wheatland Generating Facility, LLC	[not available]	[not available]
AE Supply Lincoln Generating Facility, LLC	[not available]	[not available]
Total	$ [not available]	$ [not available]

*Does not include FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

h.)  Sales of common stock for the Company during the current period were:

Share Price at Agreement Date
		Avg. MarketPrice	Avg. Purchase Price*
Issuance of common stock	[not available]	$ [not available]	$ [not available]

*Reflects the Company's equity accounting for issuance of common stock for 401-k Company match and for dividend reinvestment.

i.)  The total number of shares of common stock issued during the current period under the Company's share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

Number of Shares Issued
Share purchase and dividend reinvestment plan	$ [not available]
Employee benefit plan	[not available]
Executive compensation plan	[not available]
Stock options exercised	[not available]
$ [not available]

j.)  Guarantees and credit support provided by the Company, including the name of the issuing company and the name of the subsidiary company, during the current period were:

Name of Issuing Company	Counterparty	On behalf of:

Allegheny Energy, Inc.	AEP Energy Services	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Arizona Dept of Environmental Qlty	AE Supply Company, LLC
Allegheny Energy, Inc.	Blackhawk Energy Services, Inc.	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	BP Energy	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	First Energy Solutions Corp	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Marathon Oil Company	Mountaineer Gas Company
Allegheny Energy, Inc.	Midland Cogeneration Venture Ltd. Ptnrshp.	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Tennessee Gas Pipeline Co	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	TXU Energy Retail Company, LP	Allegheny Ventures / Alliance Energy

k.)  Short-term debt issued by the Company, including the term and amount, during the current period was as follows:

Term	Amount

No short-term debt was issued by the company during the current period.	$ [not available]

l.)  For any financings consummated by any Operating Company (see item (f) above), during the current period, which financings are not exempt under Rule 52:

Term	Amount

[Not Available]	$ [not available]

m.)  Any financings consummated by AE Supply or any Other Subsidiary (see item (f) above),during the current period, which financings are not exempt under Rule 52:

Term	Amount

[Not Available]	$ [not available]

n.)  Any financings consummated by any Operating Company (see item (f) above) during the current period, under the exemption provided by Rule52:

Term	Amount

[Not Available]	$ [not available]

o.)  Any financings consummated by AE Supply or any Other Subsidiaries (see item (f) above) during the current period, under the exemption provided by Rule52:

Term	Amount

[Not Available]	$ [not available]

p.)  The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

Name of Counter Party	Company	Term	Notional Amount

[not available]	[not available]	[not available]	$ [not available]

q.)  The name, parent company, and amount invested in any new Intermediate company or financing entity during the current period:

Intermediate Company Name	Parent Company Name	Notional Amount

[not available]		$ [not available]

r.)  Attach consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period see Exhibit A attached.

Financial Statements - [NOT AVAILABLE]

As previously announced, Allegheny Energy, Inc.'s and its subsidiaries financial statements for the fiscal year ended December 31, 2002 are not yet available. Allegheny is undertaking a comprehensive review of its financial statements in conjunction with the audit of 2002 financial results. Allegheny commits to file the financial information required by this report as soon as practicable after the filing of its Annual Report on Form 10-K for the year ended December 31, 2002.

Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC

By: /s/ THOMAS K. HENDERSON
Thomas K. Henderson

March 31, 2003